Exhibit 12.1
AIRCASTLE LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2015		2014		2013
Fixed Charges:
Interest expense	$243,576		$238,378		$243,757
Portion of rent expense representative of interest	376		372		404
Total fixed charges	$243,952		$238,750		$244,161

Earnings:
Income from continuing operations before income taxes	$128,243		$111,637		$38,943
Fixed charges from above	243,952		238,750		244,161
Amortization of capitalized interest	800		800		800
Earnings (as defined)	$372,995		$351,187		$283,904

Ratio of earnings to fixed charges	1.53	x	1.47	x	1.16	x